Filed by City National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Civic BanCorp
Commission File No. 000-13287

Date: December 21, 2001

Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between City National and Civic, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about City National's and Civic's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of City National's and Civic's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City National and Civic may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Civic may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City National's and Civic's markets; (10) the concentration of City National's and Civic's operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City National's and Civic's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

All written and oral forward-looking statements contained in this filing concerning the proposed transaction or other matters attributable to City National or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic have filed a registration statement, a preliminary proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents because they contain important information. You may obtain a free copy of these documents after they are filed with the SEC, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive proxy statement/prospectus can be obtained, without charge, from and after the date the definitive proxy statement/prospectus has been mailed to Civic shareholders by directing a request to Mr. Heng W. Chen, City National Corporation, 400 Roxbury Drive, Beverly Hills, California 90210 (213- 347-2646) or to Mr. Gerald J. Brown, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the documents filed with the SEC by City national and Civic referred to in the preceding paragraph.

The following is included in this filing:

    Transitionews Issue No. 1 dated December 21, 2001.

[NEWSLETTER LOGO]

December 21, 2001	Issue No. 1

Welcome Aboard!

The merger of CivicBank and City National Bank (CNB) is scheduled to be completed during the first quarter of 2002. This combination will provide us with numerous opportunities to better serve our clients going forward. Following is a quick overview of some major milestones in the months ahead.

Closing is currently scheduled for late February 2002, subject to regulatory approval. Then, over the weekend of April 27 and 28, the two banks' systems and operations will be merged (conversion weekend). From the perspective of Civic's clients, the April date is more meaningful. At that time:

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  Clients' data and accounts will be transferred to CNB's systems (also M&I/Metavante);

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  Clients will begin using their new checks; and

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  Signage on buildings will begin to change.

Obviously, the next few months will be filled with many changes. To help keep you informed, we've created Transition News. This newsletter, which will be distributed every few weeks, will spotlight CNB products and services, how CNB is structured, tips for dealing with clients' questions and concerns, and other topics.

We've also created an Integration Team, comprised of CivicBank and CNB colleagues and headed up by Colette Hebert of CNB, and Virginia Robbins and Suzanne Powers of CivicBank. This team is dedicated to making the transition as smooth as possible for you and your clients.

CNB has made nine acquisitions. Many clients who joined CNB through recent acquisitions had already gone through conversions at other institutions, which is not surprising given the ever-changing financial landscape. After each one we received letters and phone calls from clients expressing satisfaction with their account conversion. The Integration Team will work to ensure that your clients also are not disturbed or inconvenienced by the process.

The Integration Team also will handle as much of the integration-related work as possible, so that you can focus on what you do best—and what lies at the heart of our pending business merger—keeping your clients satisfied.

Please look for Transition News every few weeks, and don't hesitate to pass along questions and other topics you'd like to see addressed to us. We look forward to working with you, and we welcome you to the City National Team!

Colette Hebert
Senior Vice President
City National Bank
(310) 888-6788

Virginia Robbins
Executive Vice President and
Chief Information Officer
CivicBank of Commerce
(510) 587-1840

Suzanne Powers
Executive Vice President-Operations
CivicBank of Commerce
(510) 587-1847

(continued on page 2)

A PUBLICATION OF THE CITY NATIONAL/CIVICBANK TRANSITION TEAM

About City National Bank

As California's Premier Private and Business BankSM, City National Bank has been providing clients with financial solutions, expertise, specialized knowledge of California's key industries, and extraordinary personalized service for nearly 50 years. As the second largest independent bank headquartered in California, the world's sixth largest economy, City National Bank has a clear vision for a productive and profitable future.

City National Bank serves its clients through offices statewide, offering a full array of banking, trust and investment services. With the dedication and effectiveness of our outstanding team of more than 2,000 employees, we will continue to build relationships with many of California's affluent individuals, entrepreneurs, professionals, investors and small- to mid-sized business owners—the thousands of remarkable and entrepreneurial clients whom we are privileged to serve.

Founded:  1954

Headquarters:  400 North Roxbury Drive, Beverly Hills, CA 90210

Strategy and Planning Committee:

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  Bram Goldsmith, Chairman of the Board, City National Corporation

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  Russell Goldsmith, Chairman of the Board and Chief Executive Officer, City National Bank; Vice Chairman and Chief Executive Officer, City National Corporation

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  George Benter, Jr., President and Chief Operating Officer, City National Bank; President, City National Corporation

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  Frank Pekny, Vice Chairman, Chief Financial Officer, City National Bank; Executive Vice President, Chief Financial Officer, City National Corporation

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  Jan Cloyde, Executive Vice President, Director of Banking Services, City National Bank

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  Number of Offices:  50 offices, including nine Regional Banking Centers, are located in Contra Costa, Los Angeles, Orange, Riverside, San Bernardino, San Diego, San Francisco, San Mateo, Santa Clara and Ventura counties

Total Assets:  $9.8 billion

Total Deposits:  $7.4 billion

Assets Under Management and Administration:  $18.3 billion

2000 Net Income:  $132 million

Other Facts:

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  Second-largest independent bank headquartered in California

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  Largest independent bank headquartered in Southern California

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  Web site: cnb.com

New York Stock Exchange Trading Symbol for City National Corporation:  NYSE:CYN

The information presented above may contain forward-looking statements. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in public reports filed by City National Corporation and Civic BanCorp with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).

The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic have filed a registration statement, a preliminary proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You may obtain a free copy of these documents after they are filed with the SEC, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive proxy statement/prospectus can be obtained, without charge, from and after the date the definitive proxy statement/prospectus has been mailed to Civic shareholders by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (213-347-2646) or to Mr. Gerald J. Brown, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the documents filed with the SEC by City National and Civic referred to in the preceding paragraph.

A PUBLICATION OF THE CITY NATIONAL/CIVICBANK TRANSITION TEAM